EXHIBIT 99.1

IIJ Announces the Filing of Annual Report on Form 20-F With the U.S. Securities and Exchange Commission

TOKYO, Sept. 28, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774), one of Japan's leading Internet access and comprehensive network solutions providers, hereby announces that IIJ has filed its annual report on Form 20-F for the fiscal year ended March 31, 2010 (the "Annual Report") with the U.S. Securities and Exchange Commission on September 28, 2010. The Annual Report includes IIJ's audited consolidated financial statements prepared under U.S. GAAP as of and for the fiscal year ended March 31, 2010. The Annual Report is available on our website at the following website address:

http://www.iij.ad.jp/en/IR/library/sec/index.html

In addition, holders of our American Depository Receipt may request a hard copy of the Annual Report free of charge upon request by emailing ir@iij.ad.jp.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

CONTACT:  IIJ Investor Relations
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR/